Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 9, 2020

Jeffrey Gabor

Christine Westbrook

Rolf Sundwall

Terence O’Brien

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Relay Therapeutics, Inc.

Registration Statement on Form S-1

Filed June 24, 2020

File No. 333-239412

Ladies and Gentlemen,

On behalf of our client, Relay Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 8, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Registration Statement on Form S-1 filed June 24, 2020

Business

Our solution, RLY-1971, page 105

1.

We note your response to comment 15 and do not agree with your conclusion that these comparisons are appropriate without additional disclosure that provides appropriate context for investors, e.g., as a non-exhaustive list, discussion that highlights the early stage nature of your RLY-4008 program, differing dosages and patient populations and, as referenced in your response, that you will need to generate the bulk of the clinical data necessary to support marketing approval.

RESPONSE: The Company respectfully advises the Staff that it has made revisions on pages 96, 114, and 116 of the Amended Registration Statement to remove any references to these comparisons.

Our clinical development plan, page 112

2.

We note your response to comment 14 and your disclosure on page 3 that you are evaluating the safety and tolerability of RLY-1971 in a Phase 1 dose escalation study. Please expand your disclosure to state the current size of the clinical trial population.

RESPONSE: The Company respectfully advises the Staff that it has added disclosure on pages 3, 94 and 113 of the Amended Registration Statement to indicate that the Company has dosed 10 patients as of July 8, 2020 and plans to enroll approximately 52 patients in its Phase 1 dose escalation study of RLY-1971.

Collaboration and License Agreement with D. E. Shaw Research, LLC, page 133

3.	We note your response to comment 16. Please revise the summary to clearly state that RLY-1941 is currently co-owned with D. E. Shaw Research and explain your development and commercialization rights.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 133 and 134 to clearly state that intellectual property rights covering the composition of matter for RLY-1971 are currently co-owned with D. E. Shaw Research and add further explanation regarding the Company’s development and commercialization rights.

Sincerely,

/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera

cc:	Sanjiv K. Patel, Relay Therapeutics, Inc.

Brian Adams, Relay Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP